 Exhibit 26 (q)

Description of Pruco Life’s Issuance, Increases
 in or Addition of Insurance Benefits,
Transfer and Redemption Procedures for
Variable Universal Life Insurance Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company ("Pruco Life", “us”, “we”, “our”) in connection with the issuance of its Variable Universal Life Insurance Contract ("Contract"), the increase in or addition of benefits, the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts.

I.	Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits

A.           Premium Schedules and Underwriting Standards

This Contract offers flexibility in paying premiums - no premiums are required to be paid by a certain date except for the minimum initial premium required to start the Contract.  The minimum initial premium for the Contract, and the charges from the Contract Fund to reflect the cost of insurance, will not be the same for all Contract Owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Contract Owner is charged a cost commensurate with the Insured’s mortality risk as actuarially determined utilizing factors such as age, sex (in most cases), smoking status, health and occupation.  Uniform premiums or charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risks.  However, for a given face amount of insurance, Contracts issued on Insureds in a given risk classification will have the same minimum initial premium and charges.

The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

B.           Application and Initial Premium Processing

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable.  The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made.  A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract Owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement.  Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract.  This date is used to determine the insurance age of the proposed Insured.  It represents the first day of the Contract year and therefore determines the Contract Anniversary and Monthly dates.  It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application.  If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above.  The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the dates premiums were received.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract Owner and the Contract is delivered.

There is one principal variation from the foregoing procedure.  If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of (1) the Contract Date and (2) the dates we receive the premium.

C.   Premium Processing

Whenever a premium is received, we will subtract the front-end charges from the initial premium.  The remainder of the initial premium and any other net premium received in Good Order at the Payment Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract Date and the end of the valuation period in which it is received.  After the 10th day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to the current premium allocation.  Premiums other than those received prior to the Contract Date and those described above will be allocated among the variable investment options and/or the fixed rate option according to the current premium allocation (less front-end charges) as of the date received.  If the Contract Date or the date the premium is received is not a business day, premiums will be applied as of the next business day.

The Contract has a Right to Cancel Contract provision, which gives Contract Owners the right to cancel the Contract within ten days of its delivery (some states allow a longer period of time).  If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.

After 10 days, the funds are reallocated in accordance with the Contract Owner’s current allocation instructions.

When a claim is submitted under the Chronic Illness Option of the BenefitAccess Rider, the Contract Owner must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option.  Funds must remain in the Fixed Rate Option while the claim is reviewed and while Benefit Payments are being received.  Additional premium payments or loan repayments must also be allocated to the Fixed Rate Option while a claim is reviewed and while Benefit Payments are being received.  Fund transfers, dollar cost averaging, and automatic rebalancing will not be allowed while a claim is reviewed and while Benefit Payments are being received.  The BenefitAccess Rider is only available with Contract Form VUL-2014 and Contract Form ICC14 VUL-2014, which may be followed by a state abbreviation and/or other code.

D.   Reinstatement

The Contract may be reinstated within five years after the date of default (this period will be longer if required by state law).  The Contract will not be reinstated if it was surrendered for its cash surrender value.  A Contract will be reinstated upon our receipt of a written request for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment after front-end charges of at least (a) an amount required to bring the net cash value to zero on the date the Contract went into default, plus (b) the deductions from the Contract Fund during the grace period following the date of default, plus (c) a premium that we estimate will be sufficient to cover the deductions from the Contract Fund for three Monthly dates starting on the date of reinstatement.

For contracts issued only on Contract Forms VUL-2004 or VUL-2005 (and may be followed by state and/or other codes), any Contract debt must be restored with interest to date, or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

Except for any such loan repayments, Pruco Life will treat the amount paid upon reinstatement as a premium.  Pruco Life will deduct the front-end charges plus any amount required to bring the net cash value to zero on the date the Contract went into default plus any deductions from the Contract Fund that would have been made during the grace period. The Contract Fund of the reinstated Contract will, immediately upon reinstatement, be equal to the net premium payment plus the part of any surrender charge deducted at the time of default, which would be charged if the Contract were surrendered immediately after reinstatement.

The reinstatement will take effect the date Pruco Life approves the request for reinstatement.

E.   Repayment of Loan

A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest.  Interest charged on the loan accrues daily at a fixed annual rate, which depends on whether the loan is a “standard” loan or a “preferred” loan.  We charge interest on the full loan amount, including all unpaid interest.  Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first.  If interest is not paid when due, we will increase the loan amount by any unpaid interest.

A “standard” loan is available at any time and is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options and (2) the balance of the cash value provided the Contract is not in default.  For Contracts issued on Contract Forms VUL-2004, VUL-2005, and VUL-2008 (and may be followed by state and/or other codes), the effective annual rate that we charge on “standard” loans is 4%.  For Contracts issued on Contract Form VUL-2013, Contract Form VUL-2014, and Contract Form ICC14 VUL-2014 (and may be followed by state and/or other codes), the effective annual rate that we charge on "standard" loans is 2%.  A “preferred” loan is available starting on the tenth Contract Anniversary.  For Contracts issued on Contract Form VUL-2004, Contract Form VUL-2005, and Contract Form VUL-2008, the maximum “preferred” loan amount is the total amount that may be borrowed (loan value less existing loans) minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any).  The effective annual rate we charge on “preferred” loans is 3.10%.  On the 10th Contract Anniversary and each Contract Anniversary thereafter, if the Insured is living and the Contract is not in default, any existing loan amount will automatically be converted to a preferred loan to the extent that there is preferred loan value available.  For Contracts issued on Contract Form VUL-2013, Contract Form VUL-2014, and Contract Form ICC14 VUL-2014, any amount you borrow on or after the 10th Contract Anniversary will be considered a preferred loan and will be charged an effective annual rate of 1.05%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the variable investment options and/or the fixed rate option, as applicable.  While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund and be credited with interest at an annual rate of 3% for Contracts issued on Contract Form VUL-2004, Contract Form VUL-2005, and Contract Form VUL-2008.  For Contracts issued on Contract Form VUL-2013, Contract Form VUL-2014, and Contract Form ICC14 VUL-2014, while a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund and be credited with interest at an annual rate of 1%.  On each Monthly date, Pruco Life will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date.  Pruco Life thus will realize the difference between that rate and the fixed loan interest rate(s), which will be used to cover the loan investment expenses, income taxes, if any, and processing costs. The net interest rate spread of a “standard” loan is 1% and the net interest rate spread of a “preferred” loan is 0.10% for Contracts issued on Contract Form VUL-2004, Contract Form VUL-2005, and Contract Form VUL-2008.  For Contracts issued on Contract Form VUL-2013,  Contract Form VUL-2014, and Contract Form ICC14 VUL-2014, the net interest rate spread of a “standard” loan is 1% and the net interest rate spread of a “preferred” loan is 0.05%.

Upon repayment of Contract debt, we will increase the portion of the Contract Fund in the investment options by the amount of the loan the Contract Owner pays, plus interest credits accrued on the loan since the last transaction date.  We will use the investment options designated by the Contract Owner or the investment allocation for future premium payments as of the loan payment date.  We reserve the right to change the manner in which we allocate loan repayments.

Loan repayments are required when exercising either option of the BenefitAccess Rider.  If there is an outstanding loan on the Contract, a portion of each Benefit Payment will be used to reduce the loan.  The BenefitAccess Rider is only available with Contract Form VUL-2014 and Contract Form ICC14 VUL-2014, which may be followed by a state abbreviation and/or other code.

F.           Increases in or Addition of Insurance Benefits

After issue, Pruco Life may permit Contract Owners to increase or add to the existing insurance amounts in a way similar to our new business procedures outlined above and in the prospectus.  Increases in the Basic Insurance Amount are not allowed on Contract Form VUL-2014 and Contract Form ICC14 VUL-2014, which may be followed by a state abbreviation and/or other code.

II.           Transfers

The Pruco Life Variable Universal Account ("the Account") has variable investment options, each of which is invested in shares of a corresponding portfolio of the Funds.  The Funds are registered under the 1940 Act as open-end diversified management investment companies.  In addition, a fixed rate option is available.

Provided the Contract is not in default, the Contract Owner may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option without charge.  Once the limit has been reached, additional transfers may be made only with our consent.  Currently, we allow additional transfers.

We may charge an administrative transaction fee of up to $25 for each transfer made exceeding 12 in any Contract year.  Currently, no transaction fee is charged in connection with a transfer, but we reserve the right to make such a charge.  All or a portion of the amount credited to a variable investment option may be transferred.  Transfers out of the fixed rate option are subject to strict limits as described later in this section.  Transfers will not be made until 10 days after receipt of the Contract.

After 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form that meets our needs, bear an original signature in ink, and are sent to us by U.S. regular mail.

After 20 transfers in a calendar year, we will reject any subsequent transfer request made by telephone, fax or electronic means, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that same day, will be counted as a single transfer.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in the prospectus do not count towards the limit of 12 transfers per Contract year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.

In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the variable investment option or to the disadvantage of other Contract Owners.  We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.

Transfers among variable investment options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Service Office.  The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options.  In the latter case, as with premium reallocations, the percentages must be in whole numbers.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount, which may be transferred out of the fixed rate option each year, is the greater of:  (a) 25% of the amount in the fixed rate option; and (b) $2,000.  These limits are subject to change in the future.  We may waive these restrictions for limited periods of time in a non-discriminatory way.

When a claim is submitted under the Chronic Illness Option of the BenefitAccess Rider, the Contract Owner must authorize a transfer of all value from the Variable Investment Options to the Fixed Rate Option.  Funds must remain in the Fixed Rate Option while the claim is reviewed and while Benefit Payments are being received.  Additional premium payments or loan repayments must also be allocated to the Fixed Rate Option while a claim is reviewed and while Benefit Payments are being received.  Fund transfers, dollar cost averaging, and automatic rebalancing will not be allowed while a claim is reviewed and while Benefit Payments are being received.  The BenefitAccess Rider is only available with Contract Form VUL-2014 and Contract Form ICC14 VUL-2014, which may be followed by a state and/or other code.

III.           Redemption Procedures: Surrender and Related Transactions

A.           Surrender for Cash Surrender Value

The Contract Owner may surrender the Contract at any time for its cash surrender value (referred to as net cash value in the Contract) while the Insured is living.  To surrender a Contract, Pruco Life may require the Contract Owner to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law.  Generally, Pruco Life will pay the Contracts cash surrender value within seven days after all the documents required for such payment are received in Good Order at a Service Office.  Surrender of a Contract may have tax consequences.

Pruco Life reserves the right to postpone paying that part of the cash surrender value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if:  (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency.  The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months.  If we do so for more than 30 days, Pruco Life will pay interest at the rate of 3% a year.

The cash surrender value will be determined as of the end of the valuation period in which a surrender request is received in Good Order at a Service Office.  The Contract’s cash surrender value on any date will be the Contract Fund less any applicable surrender charges (described in the prospectus) and less any Contract debt.  The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment option(s); (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options.

In lieu of the payment of the cash surrender value in a single sum upon surrender of a Contract, an election may be made by the Contract Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract.  The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

B.           Withdrawals from the Contract Fund

The Contract Owner may withdraw a portion of the Contract’s cash surrender value without surrendering the Contract subject to the following restrictions: (1) Pruco Life must receive a request for the withdrawal in a form that meets our needs; (2) the cash surrender value after withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount Pruco Life estimates will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal; (3) the Contract Owner does not withdraw less than the minimum amount shown under Contract Limitations; and (4) the Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown under Contract Limitations.

There may be a transaction fee for each withdrawal, which is the lesser of (a) $25 and; (b) 2% of the withdrawal amount.  Currently, no fee is charged for a withdrawal.  A withdrawal may not be repaid except as a premium subject to the applicable charges.

Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal.  This will not change the Basic Insurance Amount (minimum face amount specified in the Contract) under a Type B (variable) Contract or Type C (return of premium) Contract.  However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the Basic Insurance Amount and Target Term Rider coverage amount.  If a decrease in Basic Insurance Amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted.  No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount less than the minimum Basic Insurance Amount.

The Contract Fund is reduced by the sum of the cash withdrawn, any surrender charge resulting from the withdrawal, and the fee for the withdrawal.  An amount equal to the reduction in the Contract Fund will be withdrawn from the investment options.

Generally, we will pay any withdrawal amount within seven days after all the documents required for such payment, are received in Good Order at a Service Office.

Withdrawals are not allowed for Contracts that are receiving Benefit Payments under the BenefitAccess Rider.  The BenefitAccess Rider is only available with Contract Form VUL-2014 and Contract Form ICC14 VUL-2014, which may be followed by a state abbreviation and/or other code.

C.   Death Claims

Pruco Life will pay a death benefit to the beneficiary at the Insured’s death if the Contract is in-force at the time of that death.  The proceeds will be paid within seven days after receipt at Pruco Life’s Service Office of proof of death of the Insured and all other requirements necessary to make payment.  State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made.

Pruco Life reserves the right to postpone payment of that part of the proceeds that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if; (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency.  Pruco Life reserves the right to postpone paying the remainder for up to six months.

In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability.  In the event Pruco Life should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the variable investment options will be withdrawn, if appropriate, and held in Pruco Life’s general account.

If the Contract is not in default, the amount Pruco Life will pay will be the death benefit determined as of the date of the Insured’s death reduced by any Contract debt.

If the Contract is in default and the Insured’s death occurs during its days of grace, Pruco Life will pay the death benefit reduced by any Contract debt and the amount needed to pay charges through the date of death.

There may be an additional benefit payable from an endorsement or rider added to the Contract. No death benefit is payable if the Insured’s death occurs past the grace period.

On any date, the death benefit under a Type A (fixed) Contract is equal to the greater of:  (1) the Basic Insurance Amount, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by attained age factors.  These factors vary by the Insured’s attained age and are shown in the Contract.

On any date, the death benefit under a Type B (variable) Contract is equal to the greater of:  (1) the Basic Insurance Amount plus the Contract Fund before deduction of any monthly charges due on that date, and  (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by attained age factors. These factors vary by the Insured’s attained age and are shown in the Contract.  For the purposes of this calculation, the Contract Fund will be considered to be zero if it is less than zero.

On any date, the death benefit under a Type C (return of premium) Contract is equal to the greater of (1) and (2) where:

(1) is the Basic Insurance Amount plus the lesser of (a) the total premiums paid minus total withdrawals from this Contract, both accumulated with interest at the rate(s) displayed in the contract data pages (for Contracts issued on Contract Form VUL-2013, the rate is zero and is not displayed in the contract data pages) and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract Data Pages, and

(2) is the Contract Fund before deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For the purpose of determining the Type C death benefit, the total premiums paid will not include any charge to reinstate this Contract.

The proceeds payable on death also will generally include interest (at a rate determined by Pruco Life) from the date of death until the date of payment.  However, state insurance laws may impose additional or different requirements.

Pruco Life will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.

In lieu of payment of the death benefit in a single lump sum check, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options.  Currently, in addition to the settlement options described in the Contract and in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of a retained asset settlement option (the "Alliance Account").  If the Alliance Account is selected, we will provide a kit to the beneficiary, which includes: (1) an account certificate describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works.  Amounts in an Alliance Account may be withdrawn by the beneficiary at any time.  The election of any available death benefit option may be made by the Contract Owner during the Insured's lifetime, or, at death, by the beneficiary.  A death benefit option in effect at death may not be changed to another form of death benefit after death.  The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

D.   Default and Options on Lapse

The Contract can go into default if either (1) the Contract debt ever grows to be equal to or more than the cash value, or (2) on any Monthly date, the cash value is equal to or less than zero UNLESS it remains in-force under the No-Lapse Guarantee.

Monthly dates occur on the Contract Date and in each later month on the same day of the month as the Contract Date.  The No-Lapse Guarantee will hold if the Contract has no excess Contract debt and if premiums accumulated at 4% less withdrawals accumulated at 4% are greater than or equal to No-Lapse Guarantee Values shown in the Contract.

The Contract provides for a grace period extending 61 days after the mailing date of the notice of default.  The insurance coverage continues in-force during the grace period, but if the Insured dies during the grace period, any charges due to the date of the death are deducted from the amount payable to the beneficiary.

During any period in which a Contract is in default, the Contract Owner may not change the way in which subsequent premiums are allocated or increase the amount of insurance by increasing the Basic Insurance Amount of the Contract (if applicable).

E.   Loans

The Contract Owner may take out a loan at any time a loan value is available providing:  (1) the Contract is assigned to Pruco Life as the only security for the loan, (2) the Insured is living, (3) the Contract is not in default, and (4) the resulting Contract debt is not more than the loan value (99% of the portion of the cash value attributable to the variable investment options and 100% of the balance of the cash value).

The investment options will be debited in the amount of the loan on the date the loan is approved. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option unless otherwise requested and Pruco Life agreed.  A Contract Owner may borrow up to the Contract's full loan value.  The loan provision is described in the Contract and in the prospectus.

A loan does not affect charges.  When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced.  Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken.  Cash surrender values, and possibly death benefits, are thus permanently affected by any Contract debt, whether or not repaid.

On settlement, the amount of any Contract debt is subtracted from the insurance proceeds. A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges.  However, if Contract debt ever becomes equal to or more than the cash value, all the Contract’s benefits will end 61 days after notice is mailed to the Contract Owner and any known assignee (when required by law), unless payment of an amount sufficient to end the default is made within that period.

However, the Contract may also remain in-force by exercising the optional Overloan Protection Rider that prevents lapse due to excessive Contract debt beyond the later of the Insured's attained age 75 or the 15th Contract Anniversary.